No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Announcement Regarding the Signing of a Joint Venture Agreement with Sony Group Corporation in the Mobility Field.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 16, 2022

[Translation]

June 16, 2022

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Announcement Regarding the Signing of a Joint Venture Agreement with

Sony Group Corporation in the Mobility Field

TOKYO, Japan, June 16, 2022 — Honda Motor Co., Ltd. (“Honda”) today announced that it has signed a joint venture agreement with Sony Group Corporation to establish a new company that will engage in the mobility business. For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2023.

- End -

Sony Group Corporation

Honda Motor Co., Ltd.

Sony and Honda Sign Joint Venture Agreement to Establish New Company,

“Sony Honda Mobility Inc.”, to Engage in Mobility Business

June 16, 2022, Tokyo, Japan – Sony Group Corporation (“Sony”) and Honda Motor Co., Ltd. (“Honda”) announced today that they have signed a joint venture agreement to establish a new company to engage in the sale of high-value-added electric vehicles (EVs) and provide services for mobility. Today’s announcement is the furtherance and result of discussion of a strategic alliance in the mobility field between the parties as announced in the joint press release entitled “Sony and Honda Sign Memorandum of Understanding for Strategic Alliance in Mobility Field” on March 4, 2022.

The new company will aim to bring together Honda’s cutting-edge environmental and safety technologies, mobility development capabilities, vehicle body manufacturing technology and after-sales service management experience, with Sony’s expertise in the development and application of imaging, sensing, telecommunication, network and entertainment technologies, to realize a new generation of mobility and services for mobility that are closely aligned with users and the environment, and continue to evolve going forward.

Sony and Honda plan to establish the new company within 2022 and to begin the sale of EVs and provision of services for mobility in 2025. The establishment of the new company and the start of business are subject to relevant regulatory approvals.

New Company Overview (Planned)

Company name:	Sony Honda Mobility Inc.
Location:	Tokyo, Japan
Capital:	10 billion yen
Investment ratio:	Sony Group Corporation 50%, Honda Motor Co., Ltd. 50%
Members of the board:

Yasuhide Mizuno, Representative Director, Chairman and CEO

Izumi Kawanishi, Representative Director, President and COO

Shugo Yamaguchi, Director and Deputy President

Kojiro Okabe, Director and Executive Vice President

Manabu Ozawa, Director (Honda Motor Co., Ltd.)

Naoya Horii, Director (Sony Group Corporation)

Comment from Kenichiro Yoshida, Representative Corporate Executive Officer, Chairman, President and CEO, Sony Group Corporation

“Based on our vision to ‘make the mobility space an emotional one,’ Sony’s initiatives in the mobility business are centered around the three areas of safety, entertainment and adaptability. As we continue our learnings in these areas, we are excited to have met a partner, Honda, with extensive global achievements and knowledge, and to sign the joint venture agreement between the two companies. Going forward, we aim to contribute to the evolution of mobility by combining Honda’s cutting-edge environmental and safety technologies, mobility development capabilities, vehicle body manufacturing technology and after-sales service management experience, with our expertise in imaging, sensing, telecommunication, network and entertainment technologies.”

Comment from Toshihiro Mibe, Director, President, Representative Executive Officer and CEO, Honda Motor Co., Ltd.

“Honda continues to take on new challenges in the environmental, safety, and other advanced fields in order to be a driving force for social change through mobility, and ‘become the power that supports people around the world who are trying to do things based on their own initiative.’ We are very pleased to have signed a joint venture agreement with Sony, which has strengths in advanced digital technology, and shares our desire to take on new challenges. Since its announcement in March, many people have expressed their expectations for this joint venture. At the new company, we will strive to create new value through the fusion brought about by the combination of our different industries, so please look forward to future developments.”

Comment from Yasuhide Mizuno, Representative Director, Chairman and CEO of Sony Honda Mobility Inc. (Planned) and Senior Managing Officer of Honda Motor Co., Ltd.

“We are very pleased to sign this joint venture agreement, which represents the start line from which we embark on the major challenge of revolutionizing mobility and creating new value. We plan to fully leverage the technological assets the two companies possess in different fields, such as Sony’s sensing technology and Honda’s original mobility development capabilities, to realize mobility and services that inspire and excite our customers. By bringing together the expertise of both companies, we aim to lead the way in a new era.”

Comment from Izumi Kawanishi, Representative Director, President and COO of Sony Honda Mobility Inc. (Planned) and Executive Vice President of Sony Group Corporation

“I am very pleased to have reached this day, which represents a major milestone in realizing the initiatives we have been working on until now with the aim of contributing to the evolution of mobility. By combining the many strengths of Sony and Honda, we intend to accelerate development and lead the evolution of mobility by realizing mobility as an emotional space rooted in safety and security, and the related services.”

Media inquiries:

Corporate Communications & Brand Strategy Dept., Sony Group Corporation

Sony.Pressroom@sony.co.jp

Corporate Communications Department, Honda Motor Co., Ltd. hondapr@jp.honda